Exhibit 99.1
FOR IMMEDIATE RELEASE
Wipro discloses vendor status with World Bank
Bangalore, India/New Jersey, USA, January 12, 2009: Wipro Technologies, the global IT services business of Wipro Limited (NYSE: WIT) today announced that in connection with revised disclosure policies, Wipro and the World Bank are disclosing that in June 2007 the World Bank determined Wipro to be ineligible to contest direct contracts from the World Bank for the period 2007 — 2011.
In 2000, in connection with its Initial Public Offering (IPO) of American Depository Shares (ADS) in the United States, Wipro offered a commonly utilized and Securities and Exchange Commission approved Directed Share Program (DSP) that allowed employees and clients to purchase ADSs at the IPO market price. The Program’s objective was to involve employees and customers with the public offering to expand our recognition and brand. A majority of the shares sold under the DSP were allotted to our employees.
Pursuant to this program, Wipro representatives offered the World Bank, through its Chief Information Officer (CIO) and a senior staff, participation in the program and they directed this offer to members of their family and friends. The aggregate number of shares purchased by them was 1,750 for approximately $72,000 at the IPO price. All participants in the program signed a conflict of interest statement that their purchase did not violate any ethics or conflict of interest policies of their company.
To date, Wipro’s revenue from World Bank is insignificant. Our inability to get future business from World Bank will not adversely affect our business and results of operations.
About Wipro
Wipro Technologies, a division of Wipro Limited (NYSE:WIT) is the first PCMM Level 5 and SEI CMM Level 5 certified global IT services organization. Wipro Technologies was recently assessed at Level 5 for CMMI V 1.2 across offshore and onsite development centers. Wipro is one of the largest product engineering and support service providers worldwide. Wipro provides comprehensive research and development services, IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development, and maintenance services to corporations globally.
In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India, offering system integration, network integration, software solutions and IT services.
Wipro also has a profitable presence in niche market segments of consumer products and lighting. In the Asia-Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations. Wipro’s ADS’ are listed on the New York Stock Exchange, and its equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com and www.wiprocorporate.com.
Forward looking and cautionary statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
Wipro Marketing
Rahul Kadavakolu
rahul.kadavakolu@wipro.com
+44 7920205496
Contact for Investor Relations
Rajendra Kumar Shreemal
Senior Manager
Phone: +91-80-2844-0079
Fax: +91-80-2844-0051
rajendra.shreemal@wipro.com